Exhibit (a)(5)(A)

News Release

For Immediate Release

PS Business Parks, Inc. Commences Tender Offers to Purchase for Cash

Any and All of its Outstanding Preferred Securities Described Below

NEW YORK—(BUSINESS WIRE), November 22, 2022 – PS Business Parks, Inc. (the “Company”) (NYSE: PSBPrX, PSBPrY, PSBPrZ) announced today the commencement of tender offers (the “Offers”) to purchase for cash any and all of its outstanding preferred securities described in the table below (collectively referred to as the “Securities”), at the applicable offer prices set forth below (collectively referred to as the “Offer Price”). The following table sets forth some of the terms of the Offers:

Series of Securities	CUSIP No. / ISIN	Aggregate Liquidation Preference Outstanding	Offer Price
Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X of the Company (“Series X Preferred Shares”)	69360J 594 / US69360J5948	$230,000,000	$15.29 per Series X Preferred Share
Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y of the Company (“Series Y Preferred Shares”)	69360J 578 / US69360J5781	$200,000,000	$15.33 per Series Y Preferred Share
Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z of the Company (“Series Z Preferred Shares”)	69360J 552 / US69360J5526	$325,000,000	$14.34 per Series Z Preferred Share

The Offers will expire on December 20, 2022 at 11:59 p.m., New York City time, unless the Company extends them (such time and date, as the same may be extended, the “Expiration Date”).

On November 2, 2022, the board of directors of the Company (the “Board of Directors”) authorized a quarterly dividend on each series of the Securities payable on December 31, 2022 (the “December Dividend”) to holders of record of the Securities at the close of business on December 15, 2022 for distribution to the holders of the Securities. As a result, holders of record of the Securities at the close of business on the December 15, 2022 record date will receive the December Dividend for the applicable series of Securities regardless of whether they participate in the Offers since the December 15 record date will occur prior to the consummation of the Offers. For the avoidance of doubt, the Offer Price does not, and will not, include any amount with respect to dividends, including the December Dividend, but if you hold Securities at the close of business on the December 15, 2022 record date for the December Dividend and tender your Securities in the Offers, you will receive both the December Dividend and the Offer Price for your Securities, representing an effective aggregate sum of $15.62 per Series X Preferred Share, $15.66 per Series Y Preferred Share and $14.64 per Series Z Preferred Share. You should be aware that the trading price for each series of Securities may reflect accrued but unpaid dividends. Accordingly, when evaluating the consideration to be received in the Offers, you should refer to the sum of the applicable Offer Price plus the December Dividend.

We will seek to delist each series of the Securities from the New York Stock Exchange following the completion of the Offers regardless of the participation level by holders in the Offers. Following each such delisting, we will seek to terminate the registration of each series of the Securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to applicable Securities and Exchange Commission (the “SEC”) rules and we will no longer file reports with the SEC once all such terminations are effective.

The Company will pay the purchase price for the Securities it purchases promptly after the Expiration Date and the acceptance of the Securities for purchase. The date on which such payment is made is referred to as the “Settlement Date.”

Securities tendered pursuant to the Offers may be validly withdrawn at any time on or prior to the Expiration Date by following the procedures described in the Offer to Purchase.

The Company will pay registered brokers and dealers in the United States that process tenders into the Offers from DTC participants and persons resident in the United States (the “Retail Processing Dealers”) retail processing fees. Each Retail Processing Dealer that successfully processes tenders from a retail beneficial owner of the Securities will be eligible to receive a fee (the “Retail Processing Fee”) from the Company equal to $0.125 per share of the Securities validly tendered and not properly withdrawn by or on behalf of such retail beneficial owner and accepted for purchase by the Company, except for any Securities tendered by a Retail Processing Dealer for its own account. The Retail Processing Fee will only be paid to each Retail Processing Dealer in respect of beneficial owners who submit Series X Preferred Shares, Series Y Preferred Shares or Series Z Preferred Shares in an aggregate amount of 10,000 shares or fewer with respect to each series.

This communication is not a recommendation to buy or sell the Securities or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell the Securities or any other securities. The Offers will only be made pursuant to the Offer to Purchase, dated November 22, 2022 (the “Offer to Purchase”), the accompanying Letter of Transmittal, dated November 22, 2022 (the “Letter of Transmittal”), and related materials filed as part of the tender offer statement on Schedule TO (the “Schedule TO” and, together with the Offer to Purchase and Letter of Transmittal, the “Offer Materials”). Holders of Securities should read carefully the Offer Materials because they contain important information, including the various terms of, and conditions to, the Offers. Holders of Securities may also obtain a free copy of the Offer Materials and other documents that the Company has filed or intends to file with the SEC at www.sec.gov.

Forward-Looking Statements

This press release includes forward-looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by PS Business Parks, Inc. with the SEC. You should not place undue reliance on forward-looking statements and PS Business Parks, Inc. undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Investor Inquiries:

BofA Securities is acting as dealer manager for the Offers.

For additional information regarding the terms of the Offers, please contact BofA Securities at:

(888) 292-0070 (toll-free)

(980) 387-3907 (collect)

debt_advisory@bofa.com

For administrative questions and information about the Offers, please call Global Bondholder Services Corporation, the information agent for the Offers, at:

(212) 430-3774 (collect)

(855) 654-2015 (toll-free)

You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. A copy of the Offer to Purchase and other relevant documents are also available at the following website: https://www.gbsc-usa.com/psbusiness/.

Press Inquiries:

Melissa Sachs

Msachs@linklogistics.com

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